UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 30, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 30, 2007, the Company received a letter from The Nasdaq Stock Market indicating that as a result of the Company’s failure to have a majority of independent members on its audit committee, the Company is not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 4350(a)(5). Nasdaq Marketplace Rule 4350(a)(5) requires the Company to have a majority of independent directors on its audit committee within 90 days of listing on The Nasdaq Stock Market, and all independent members within one year of listing.

The Company’s failure to satisfy the independent requirement of Nasdaq Marketplace Rule 4350(a)(5) is due to the fact that the Company’s independent director, Mark Stulga, resigned as a member of the audit committee of the Company on October 18, 2007. The Company is required to provide the NASDAQ Listing Qualifications Department with the Company’s specific plan and timetable to achieve compliance with the Nasdaq Marketplace Rule 4350(a)(5) on or before November 14, 2007.

The Company has commenced a search for a qualified independent director to replace Mr. Stulga and plans to fill the vacancies as soon as possible to regain its full compliance with the Rules.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1  Press Release dated November 2, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer

Dated: November 2, 2007